Filed by: ON Semiconductor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a Q&A provided by ON Semiconductor Corporation on its website on December 13, 2007 regarding ON’s proposed acquisition of AMIS.

Frequently Asked Questions for AMI and ON Semiconductor as of Dec. 13, 2007

Transaction Summary

What does the announcement mean?

ON Semiconductor intends to acquire AMI Semiconductor in an all-stock transaction with an equity value of approximately $915 million.

Why does ON Semiconductor want to acquire AMI?

Acquiring the AMI furthers the transformation of ON Semiconductor into an analog and power leader with:

•	Enhanced scale

•	Higher value

•	Higher margin products

•	Deep customer relationships

•	An expanded addressable market

Combining AMI with ON Semiconductor strengthens the company’s product offerings in the automotive, industrial, computing, consumer and communications markets. It also leads to new products and capabilities in the medical and military/aerospace markets, areas where ON Semiconductor traditionally has not focused.

How did the deal come about?

We have been in discussions with AMI for the better part of two years. We always believed this combination would be very beneficial for both our customers and shareholders. As our customers consolidate their manufacturing partners, this enables ON Semiconductor to become a more strategic partner offering a total solution of mixed-signal, analog and power products. In addition, ON Semiconductor has always been focused on driving cash flow and we believe the combined company along with the identified synergies should provide our shareholders with ample free cash flow.

Why does the deal make sense for either company?

The acquisition allows ON Semiconductor to expand and continue to play a bigger role in the semiconductor industry. The deal would also allow the new company to combine ON Semiconductor’s leading standard products and advanced manufacturing infrastructure with AMI’s growing standard products business and substantial custom product portfolio to serve customers more effectively.

We believe AMI shareholders will not only benefit from the initial premium built into the transaction, but also from the significant post-merger ownership in the combined company that is expected to have enhanced growth, cash flow and profitability prospects.

Based on the last twelve months of financial information for both companies, the combination of AMI and ON Semiconductor will create a company with revenues in excess of $2 billion and an EBITDA (earnings before interest, taxes, depreciation and amortization) of more than $500 million.

Why does AMI need to do a deal at all?

AMI shareholders will not only benefit from the initial premium built into the transaction, but also from the significant post-merger ownership in the combined company that is expected to have enhanced growth, cash flow and profitability prospects.

In addition, employees of the combined company will have access to a more complete technology roadmap and capabilities as well as the opportunity to serve customers with a wider array of products; either custom or standard.

What resources will ON Semiconductor utilize for the purchase?

The acquisition will be an all-stock transaction.

Does the announcement mean a deal has been finalized?

This transaction is not done. The transaction is subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals. We expect the deal to close sometime during the first half of 2008.

How many AMI employees are affected by this decision?

All 2,700 AMI Semiconductor employees will be affected by this decision because ON Semiconductor is acquiring all of AMI Semiconductor. However, since the acquisition is not final, it is too early to determine the direct affect for each employee.

Where are the majority of the employees involved in this deal located?

AMI Semiconductor employs more than 2,700 people worldwide. Approximately 850 work at the company’s headquarters, manufacturing and engineering facilities located in Pocatello, Idaho. Nearly 700 are employed at the company’s manufacturing facilities and European headquarters in Oudenaarde, Belgium. Approximately 900 people are employed at the AMI sort and test facility in Calamba, Philippines. Design, sales and technical support centers are located throughout the world.

AMI has a worldwide and European headquarters. What happens to those locations?

Some operations from the AMI Semiconductor headquarters would be moved to Phoenix. No other decisions have been made regarding other locations at this time. When decisions are made the news will be shared with employees.

Would ON Semiconductor consider moving current employees to current AMI locations?

Currently there are no plans to move ON Semiconductor employees to AMI locations unless there is a business need.

Where would the company headquarters be?

The ON Semiconductor headquarters will remain in Phoenix, Arizona, USA.

Would ON Semiconductor consider moving current AMI employees to new locations?

Any employee moves from AMI would be based on the business needs of ON Semiconductor.

How many AMI employees will lose their job as a result of this acquisition?

Although there will be opportunities for current AMI employees to stay with ON Semiconductor, both companies are still working to determine the needs of the company after the acquisition. Employees will be informed as soon as we know which employees will be affected by the acquisition.

What should I tell customers about the acquisition?

If asked, tell customers that the deal is still pending subject to the official close. We will be able to be more proactive in discussing the long-term benefits of the announcement once the deal is final.

What if customers ask me questions that I don’t know the answers to?

If you don’t know the answers, it’s okay to say that you don’t know, but that you will find out and get back to them. The best way to do this is to contact your manager.

Acquisition Background

Who will be part of this acquisition?

ON Semiconductor would acquire all AMI Semiconductor technology, employees and locations in this acquisition.

Is this a friendly acquisition?

Yes. This transaction benefits the long-term plans of both AMI Semiconductor and ON Semiconductor.

When do you expect the deal to close?

Expect the deal to close sometime during the first half of 2008 subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals.

What happens after this initial announcement?

AMI and ON Semiconductor will continue working closely to gather approvals and close the deal. We will also continue to thoughtfully refine our integration plans for the two companies; however, we will operate as two separate companies.

Will all operations remain in current locations?

Some operations from the AMI Semiconductor headquarters would be moved to Phoenix. No other decisions have been made regarding other locations at this time. We will communicate more information as soon as it becomes available.

Is the entire AMI business merging with ON Semiconductor?

Yes, after the deal closed, AMI Semiconductor and ON Semiconductor will become one company. We plan to leverage the strengths of each company to make the combined business stronger and bigger.

Who are the largest customers of each company? Who will be the top five customers for the combined company?

ON Semiconductor’s top 5 OEM customers in Q307 on a ship in basis were Continental Automotive Systems, Delta, Motorola, Samsung, Sony Ericsson. AMI’s top 5 customers in Q307 were Hella, Siemens, Schneider, Alcatel, and GE.

What products will the new company offer? Emphasize?

There is only a little product and service overlap between the two companies so the combination will result in an expanded offering that includes products and services from each company:

Key products from ON Semiconductor include:

•	Automotive and Power Regulation: Amplifiers, comparators, voltage regulators and references, AC-DC / DC-DC converters, IGBTs, high voltage MOSFETs

•	Computing: Vcore controllers, DDR memory controllers, low and medium voltage MOSFETs

•	Digital and Consumer: Filters, DC-DC converters, FETs, Op Amps, analog switches, LED drivers

•	Standard Products: ESD protection, TVS Zeners, clock distribution and PLLs; MicroIntegration™, MiniGate™ logic, small signal transistors, zeners, rectifiers, standard logic

The primary products that AMI will bring to the combined company include:

•	In-Vehicle network transceivers

•	Stepper motor drivers

•	DSP systems

•	ULP memory

•	System-Level ASICs

•	Power over ethernet ASICs and ASSPs
•	Image sensors

•	Wireless

•	Clocks and timers

Services that AMI will bring to the combined company include:

•	FPGA to ASIC and ASIC to ASIC conversion

•	Mixed-Signal foundry

•	System Level architecture and integration

•	Mixed-Signal and digital IC design and test resources

How significant is the product overlap between the companies?

There is only a little product and service overlap between the two companies so the combination will result in an expanded offering that includes products and services from each company.

Do you plan to exit any businesses after the acquisition?

At this time we do not expect to exit any of the businesses of the combined company.

Are there opportunities for consolidations and cost savings?

We have identified significant cost synergies on both an operational and manufacturing basis through the integration of AMI and rationalization of our combined infrastructure. We expect to begin to realize these synergies within two quarters of closing the transaction. We expect with these cost savings, and excluding the affect of amortization expense, the acquisition will be accretive to our earnings per share exiting 2008. We believe the strong EBITDA of the combined company along with the rationalization of our capital expenditures and utilization of our tax losses will enable the combined company to generate significant cash flow for our shareholders.

Will there be layoffs as a result of the merger? If so, how many and from which company?

Although there will be many opportunities for current AMI employees to stay with ON Semiconductor, both companies are still working to determine the needs of the company after the acquisition. Employees will be informed as soon as we know which employees will be affected by the acquisition.

Do you anticipate closing any fabs or other business operations?

Some operations from the AMI headquarters would be moved to Phoenix. No other decisions have been made regarding other locations at this time. When decisions are made the news will be shared with employees.

Who will be the management team and Board of Directors for the new company?

ON Semiconductor President and CEO Keith Jackson will serve as president and CEO of the combined company. Corporate headquarters will remain in Phoenix, Arizona, with a significant presence maintained in Pocatello, Idaho, Belgium and various other locations worldwide. ON Semiconductor non-executive Chairman J. Daniel McCranie will continue as non-executive chairman of the Board of Directors of the combined company, which will be expanded to eight members with the addition of Christine King, CEO of AMI.

Employee Questions/Concerns

Will all AMI employees be offered jobs in the new company?

Both companies are still working on integration plans. Each company has their areas of strength and areas that need to improve. We are hard at work on planning for execution of our integration plans and will communicate to you as these plans are finalized.

Will some AMI employees be required to relocate? Where?

Although there will be many opportunities for current AMI employees to stay with ON Semiconductor, both companies are still working to determine the needs of the company after the acquisition. Employees will be informed as soon as we know which employees will be affected by the acquisition.

What will happen to the employee salaries, profit sharing or other bonuses, and stock awards on “Day One” of combined company operations?

Both companies are still working to determine employee opportunities with the company after the acquisition. Employees will be informed as soon as a decision has been made.

Will my pay (base plus target bonuses) remain the same in the new company down the road?

Both companies are still working to determine the impact to employees as a part of the company after the acquisition. Employees will be informed as soon as a decision has been made.

What will happen to my benefits (U.S. employees just completed an annual open enrollment for 1/1/08 benefit changes) in the new company?

Until the deal closes, your benefits will be consistent with your open enrollment choices for 2008. After the closing, you can expect to receive employee benefits no less favorably then those provided to similarly situated ON Semiconductor employees.

I am in the process of obtaining a degree and receive tuition assistance benefits from AMI. Will my tuition assistance benefits be affected by the combination of the two companies?

Both companies are still working to determine the impact to employees as a part of the company after the acquisition. Employees will be informed as soon as a decision has been made.

Will my job title remain the same in the new company?

Both companies are still working to determine the impact to employees as a part of the company after the acquisition. Employees will be informed as soon as a decision has been made.

ON Semiconductor recently announced plans to acquire the PTC business from ADI. How does this announcement impact that transaction? The two deals are independent of each other. ON Semiconductor is still on track to officially complete the PTC purchase by Dec. 31, 2007.

Communications

Who or where should I direct questions?

AMI employees can ask questions while attending the employee communication meetings scheduled for December 13, submit questions to Acquisition_Questions@amis.com or speak with their manager.

Where can employees get more information?

For ON Semiconductor employees:

•	InsideON, the company intranet

•	The Circuit Transitions, the acquisition newsletter dedicated to the deal

•	Managers

•	E-mail

•	Company and department meetings

For AMI Semiconductor employees:

•	Insite, the company intranet

•	Managers

•	E-mails—global/regional/departmental emails

•	Company and department meetings

•	The Circuit Transitions, the acquisition newsletter dedicated to the deal

What should I do if a journalist asks me a question?

Please direct all media inquiries to the respective media relations staff of AMI Semiconductor or ON Semiconductor.

ON Semiconductor

Anne Spitza

Manager, media relations

(602) 244-6398

anne.spitza@onsemi.com

AMI Semiconductor

Tamera Drake

AMI Semiconductor

Media Relations

(208) 234-6890

tamera_drake@amis.com

Brad Yates

AMI Semiconductor

Senior Vice President Human Resources

(208) 234-6053

brad_yates@amis.com

About ON Semiconductor

Who is ON Semiconductor?

o	ON Semiconductor (Nasdaq: ONNN) is a preferred supplier of power solutions to engineers, purchasing professional, distributors, and contract manufacturers in the computer, cell phone, portable devices, automotive and industrial markets.

o	They design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products.

•	Their power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices.

•	Their data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems.

•	Their standard semiconductor components serve as “building block” components within virtually all electronic devices.

Where is the ON Semiconductor’s headquarters?

The company is headquartered in Phoenix, Arizona, USA. The company owns and operates several development centers and several manufacturing facilities located throughout the U.S., Europe and Asia.

How many employees are employed by ON Semiconductor?

Worldwide, ON Semiconductor employs more than 11,000 employees.

What kind of products does ON Semiconductor sell?

o	ON Semiconductor has four business groups, Computing Products, Automotive and Power Regulation Group, Standard Products Group and Digital and Consumer Products Group.

o	Key products include:

Automotive and Power Regulation: Amplifiers, comparators, voltage regulators and references, AC-DC / DC-DC converters, IGBTs, high voltage MOSFETs

Computing: Vcore controllers, DDR memory controllers, low and medium voltage MOSFETs

Digital and Consumer: Filters, DC-DC converters, FETs, Op Amps, analog switches, LED drivers

Standard Products: ESD protection, TVS Zeners, clock distribution and PLLs; MicroIntegration™, MiniGate™ logic, small signal transistors, zeners, rectifiers, standard logic

What is ON Semiconductor’s company mission?

To provide customers with high quality, cost effective solutions to solve the demanding power management and circuit protection design challenges.

What is ON Semiconductor’s company vision?

ON Semiconductor is dedicated to becoming the premier supplier of performance power solutions worldwide.

What is ON Semiconductor’s business strategy?

ON Semiconductor’s business strategy is to become the supplier of choice by:

•	Leveraging operational strengths

•	Building intimate relationships with market-making customers

•	Improving technological capabilities to provide leadership in power solutions

To follow this strategy ON Semiconductor will continuously:

•	Dedicate resources to understand the needs of key customers and develop solutions for their key applications

•	Increase rate of technological innovation

•	Shorten development cycle times

•	Lower manufacturing costs

•	Improve quality and supply chain

Describe the ON Semiconductor culture.

ON Semiconductor prides itself on living up to its core values (integrity, respect and initiative) in every area of the company. ON Semiconductor believes their people power the future. They offer:

•	Challenging Opportunities

•	Global Reach, Winning Through Operational Excellence
•	Performance-based Mindset
•	Great People, Great Place

What is ON Semiconductor’s Quality/Service philosophy/statement?

Every ON Semiconductor employee is personally responsible for ensuring the highest quality in products and services delivered to internal and external customers. Continuous improvement in the quality of the processes, products, and service is fundamental to the achievement of customer satisfaction.

About AMI Semiconductor

Who is AMI?

AMI Semiconductor is a leader in the design and manufacture of silicon solutions for the real world. As a widely recognized innovator in state-of-the-art mixed-signal and digital products, AMI Semiconductor is committed to providing customers in the automotive, medical, industrial, mil/aero and communication markets with the optimal value, quickest time-to-market semiconductor solutions. AMI Semiconductor operates globally with headquarters in Pocatello, Idaho, European corporate offices in Oudenaarde, Belgium, and a network of sales and design centers located in the key markets of the North America, Europe and the Asia Pacific region.

AMI Semiconductor maintains a global network of design centers throughout Europe, Asia and the U.S. Each design center maintains a team of expert semiconductor engineers ready to assist in mixed-signal and digital design and test.

Where is the AMI headquarters?

The worldwide headquarters is in Pocatello, Idaho, USA. The European headquarters is located in Oudenaarde, Belgium.

How many employees are employed by AMI?

AMI Semiconductor employs more than 2,700 people worldwide. Approximately 850 work at the company’s headquarters, manufacturing and engineering facilities located in Pocatello, Idaho. Nearly 700 are employed at the company’s manufacturing facilities and European headquarters in Oudenaarde, Belgium. Approximately 900 people are employed at the AMI Semiconductor sort and test facility in Calamba, Philippines. The remaining employees are at design, sales and technical support centers located throughout the world.

What kind of products does AMI sell?

AMI Semiconductor designs, develops and manufactures a broad range of integrated mixed-signal and digital application specific integrated circuits. These products are used in a wide variety of applications for a number of end-uses including automotive, medical, industrial, military/aerospace, communications, computing, and consumer products.

Key core competencies that drive product design and development include:

•	Unique smart power – high voltage analog integrated with digital compute cores and accurate sensing

•	Low power signal processing – integration of analog, digital and wireless in the low power world

•	Specialized digital solutions – enabling proprietary mil/aero applications

Primary products include:

•	In-Vehicle network transceivers

•	Stepper motor drivers

•	DSP systems

•	ULP memory

•	System-Level ASICs

•	Power over ethernet ASICs and ASSPs

•	Image sensors

•	Wireless

•	Clocks and timers

Services include:

•	FPGA to ASIC and ASIC to ASIC conversion

•	Mixed-Signal foundry

•	System Level architecture and integration

•	Mixed-Signal and digital IC design and test resources

What is the AMI company mission?

To leverage our unique core competencies in smart power, low power signal processing and specialized digital solutions to be the sensing and control solution experts solving demanding problems for our customers.

What is the AMI company vision?

AMI Semiconductor is committed to maintain or become the industry leader in the automotive, medical, industrial, mil/aero and communication markets for smart power, low power signal processing and specialized digital solutions.

What is the AMI business strategy?

AMI Semiconductor’s business strategy is to provide customers in the automotive, medical, industrial, mil/aero and communication markets with optimal value, quickest time-to-market semiconductor solutions. We draw upon our unique technology portfolio to execute a strategy of capturing complex mixed-signal systems to develop customer specific solutions. In addition, our conversion capabilities and flexible and efficient manufacturing processes adhere to the industry’s highest quality and reliability standards.

Describe the AMI culture.

AMI Semiconductor promotes a mutually rewarding partnership with its employees – a partnership that creates a customer-focused organization with a commitment to quality in every aspect of the business. AMI encourages open communication, innovation and teamwork, and rewards achievement through pay-for-performance. Integrity, commitment, and delivering reliable results are qualities to which we aspire. In addition, we conduct business based upon a strong belief in good corporate citizenship.

What is the AMI Quality/Service philosophy/statement?

The AMI Semiconductor quality/service policy is excellence in all we do. Our goal and strategy is to delight our customers with best in class products, quality, value, and on time delivery. We view quality as fundamental to the company’s mission and success and we intend to consistently improve the inherent quality of its systems, processes and products to meet current customer requirements and anticipate their future expectations.

END